                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                              WESTECH CAPITAL CORP.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   957531 20 5
                                 (CUSIP Number)

                                 JOHN J. GORMAN
                                TAMARA I. GORMAN
                                2700 VIA FORTUNA
                                    SUITE 400
                               AUSTIN, TEXAS 78746
                                 (512) 306-8222
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 2, 2001
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         I. R. S. Identification Nos. of Above Persons (entities only)

         John J. Gorman
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions):                                 PF

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
Number of Shares      7.     Sole Voting Power                      752,566(1)
Beneficially
Owned by Each         8.     Shared Voting Power                    161,362(2)
Reporting Person
With:                 9.     Sole Dispositive Power                 752,566(1)

                      10.    Shared Dispositive Power               161,362(2)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting      913,928(3)
         Person
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)            54.9%(4)

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                        IN

--------------------------------------------------------------------------------

(1) Mr. Gorman has sole voting and dispositive power with respect to 599,242 shares held directly by him and 153,324 shares issuable pursuant to options granted under Westech Capital Corp.'s stock option plan which are exercisable as of February 5, 2002.

(2) Mr. Gorman shares voting and dispositive power with respect to 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamara
     I. Gorman, is the sole trustee and 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamara I. Gorman, is the sole trustee.

(3) Mr. Gorman beneficially owns (i) 599,242 shares held directly by him, (ii) 153,324 shares issuable pursuant to options granted under Westech Capital Corp.'s stock option plan to Mr. Gorman which are exercisable as of February 5, 2002, (iii) 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamara I. Gorman, is the sole trustee and (iv) 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee.

(4) Includes the option shares described above for purposes of calculating percent ownership and assumes a total of 1,512,024 shares outstanding, based on the amount reported in Westech Capital Corp.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         I. R. S. Identification Nos. of Above Persons (entities only)

         Tamara I. Gorman
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions):                                 OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
Number of Shares        7.       Sole Voting Power                        0
Beneficially
Owned by Each           8.       Shared Voting Power                161,362(1)
Reporting Person
With:                   9.       Sole Dispositive Power                   0

                        10.      Shared Dispositive Power           161,362(1)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    913,928(2)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)            54.9%(4)

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                        IN

--------------------------------------------------------------------------------

(1) Mrs. Gorman shares voting and dispositive power with her husband, John J. Gorman, with respect to 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee and 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee.

(2) Mrs. Gorman beneficially owns (i) 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee and (ii) 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee. Mrs. Gorman may also be deemed to beneficially own (i) 599,242 shares held directly by her husband, John J. Gorman and (ii) 153,324 shares issuable pursuant to options granted under Westech Capital Corp.'s stock option plan to Mr. Gorman which are exercisable as of February 5, 2002.

(3) Includes the option shares described above for purposes of calculating percent ownership and assumes a total of 1,512,024 shares outstanding, based on the amount reported in Westech Capital Corp.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

INTRODUCTION

         The Schedule 13D filed with the Securities and Exchange Commission on July 2, 2001, as amended by the Schedule 13D/A filed with the Securities and Exchange Commission on September 20, 2001, on behalf of John J. Gorman in connection with the common stock, par value $0.001 per share (the "COMMON STOCK") of Westech Capital Corp., a Delaware corporation ("WESTECH") is hereby amended and restated to reflect the acquisition of 39,452 shares of Common Stock by John J. Gorman. John J. Gorman and Tamara I. Gorman, as trustee of the Ryleigh Gorman Trust and the John Joseph Gorman V Trust (collectively, the "TRUSTS"), are making a joint filing with respect to such shares.

ITEM 1.        SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share, of Westech. The principal executive offices of Westech are located at 2700 Via Fortuna, Suite 400, Austin, Texas 78746.

ITEM 2.        IDENTITY AND BACKGROUND

John T. Gorman

         (a)   John J. Gorman

         (b)   2700 Via Fortuna, Suite 400, Austin, Texas 78746

         (c) Mr. Gorman is Chairman of the Board and Chief Executive Officer of Westech

         (d) During the last five years, Mr. Gorman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Gorman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Gorman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)   United States

Tamara I. Gorman

         (a)   Tamara I. Gorman

         (b) Mrs. Gorman's primary place of business is 2700 Via Fortuna, Suite 400, Austin, Texas 78746.

         (c)   Mrs. Gorman manages private investments.

         (d) During the last five years, Mrs. Gorman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mrs. Gorman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Gorman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)   United States

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Gorman was issued 578,193 shares of Common Stock (giving effect to the 10 for 1 reverse stock split effective June 29, 2001) in connection with a reverse merger (the "REVERSE MERGER") transaction effective August 27, 1999, whereby Westech Merger Sub, Inc., a wholly owned subsidiary of the Issuer ("MERGER SUB"), was merged with and into Tejas Securities Group Holding Company, the parent company of Tejas Securities Group, Inc. ("TEJAS").

         At the time of the Reverse Merger, Mr. Gorman was the Chairman of the Board and Chief Executive Officer of Tejas Holding and Tejas.

         Pursuant to the terms of the Westech Capital Corp. Shareholders Agreement, dated November 23, 1999, Mr. Gorman utilized his personal funds to purchase 24,825 shares of Common Stock from Michael Hidalgo for $49,650.

         153,324 shares of Common Stock are issuable to Mr. Gorman pursuant to options granted under the Westech Capital Corp. Stock Option Plan which are exercisable as of January 1, 2001.

         Effective August 24, 2001, each of the Trusts received 80,681 shares of Common Stock in exchange for shares of Tejas common stock in connection with a private exchange offer made by Westech whereby .24825 shares of Common Stock were issued for every one share of Tejas common stock.

         Effective November 2, 2001, Mr. Gorman utilized his personal funds to purchase 39,452 shares of Common Stock in a private transaction from Larry Kaplan for $197,260.

ITEM 4.        PURPOSE OF TRANSACTION

         Mr. Gorman and the Trusts acquired the Common Stock for investment purposes. Mr. Gorman, the Trusts and Mrs. Gorman may, at any time and from time to time, purchase additional shares of Common Stock and may dispose of any and all shares of Common Stock held by them. Notwithstanding the foregoing, none of Mr. Gorman, the Trusts nor Mrs. Gorman have any current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

John J. Gorman

         (a)   Amount beneficially owned:                                          913,928(1)

               Percentage of class:                                                   54.9%(2)

         (b)   Number of shares as to which such person has:

               (i)     sole power to vote or to direct the vote:                   752,566(3)

               (ii)    shared power to vote or to direct the vote:                 161,362(4)

               (iii)   sole power to dispose or direct the disposition of:         752,566(3)

               (iv)    shared power to dispose or direct the disposition of:       161,362(4)

--------------------------------------------------------------------------------

(1) Mr. Gorman beneficially owns (i) 599,242 shares held directly by him, (ii) 153,324 shares issuable pursuant to options granted under Westech's stock option plan to Mr. Gorman which are exercisable as of February 5, 2002,
     (iii) 80,681 shares of common stock held by the Ryleigh Gorman Trust of which Mr. Gorman's spouse, Tamara I. Gorman, is the sole trustee and (iv) 80,681 shares of common stock held by the John Joseph Gorman V Trust of which Mr. Gorman's spouse, Tamara I. Gorman, is the sole trustee.

(2) Includes the option shares described above for purposes of calculating percent ownership and assumes a total of 1,512,024 shares outstanding, based on the amount reported in Westech Capital Corp.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

(3) Mr. Gorman has sole voting and dispositive power with respect to 599,242 shares held directly by him and 153,324 shares issuable pursuant to options granted under Westech's stock option plan which are exercisable as of February 5, 2002.

(4) Mr. Gorman shares voting and dispositive power with respect to 80,681 shares of common stock held by the Ryleigh Gorman Trust of which Mr. Gorman's spouse, Tamara I. Gorman, is the sole trustee and 80,681 shares of common stock held by the John Joseph Gorman V Trust of which Mrs. Gorman is the sole trustee.

Tamara I. Gorman

         (a)      Amount beneficially owned:                                                 913,928(1)

                  Percentage of class:                                                          54.9%(2)

         (b)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:                               0

                  (ii)     shared power to vote or to direct the vote:                       161,362(3)

                  (iii)    sole power to dispose or direct the disposition of:                     0

                  (iv)     shared power to dispose or direct the disposition of:             161,362(3)

--------------------------------------------------------------------------------

(1) Mrs. Gorman beneficially owns (i) 80,681 shares of common stock held by the Ryleigh Gorman Trust of which Mrs. Gorman is the sole trustee and (ii) 80,681 shares of common stock held by the John Joseph Gorman V Trust of which Mrs. Gorman is the sole trustee. Mrs. Gorman may also be deemed to beneficially own (i) 599,242 shares held directly by her husband, John Gorman and (ii) 153,324 shares issuable pursuant to options granted under Westech's stock option plan to John Gorman which are exercisable as of February 5, 2002.

(2) Includes the option shares described above for purposes of calculating percent ownership and assumes a total of 1,512,024 shares outstanding, based on the amount reported in Westech Capital Corp.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

(3) Mrs. Gorman shares voting and dispositive power with her husband, John J. Gorman, with respect to 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee and 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understanding or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Stock owned by Mr. Gorman, the Trusts or Mrs. Gorman.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 7.1 - Schedule 13D/A Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: December 7, 2001                           /s/ John J. Gorman
                                               ---------------------------------
                                               John J. Gorman

                                                 /s/ Tamara I. Gorman
                                               ---------------------------------
                                               Tamara I. Gorman

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------
  7.1            Schedule 13D/A Joint Filing Agreement